Expense Limit and Reimbursement Agreement

         Expense Limit and Reimbursement Agreement made as of August 3, 2004, between Pioneer Investment Management, Inc. ("PIM") and Pioneer Ibbotson Asset Allocation Series (the `Trust"), on behalf of each of its series listed on Annex A (each a "Fund").

         Whereas PIM wishes to reduce the expenses of each Fund until August 31, 2005; and

         Whereas the Trust on behalf of each Fund wishes to have PIM enter into such an agreement and is prepared to repay such expenses if a Fund subsequently achieves a sufficient level of assets;

         Now therefore the parties agree as follows:

         Section 1. PIM agrees, until August 31, 2005, to limit each Fund's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Fund for the Fund's ordinary operating expenses so that the total expenses of the Fund (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, etc.) with respect to Class A shares do not exceed the percentage of average daily net assets attributable to Class A shares as set forth on Annex A. PIM also agrees to waive its fees and/or reimburse the Fund-wide expenses attributable to any other authorized class of shares to the same extent that such expenses are reduced for Class A shares. In no event, shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Fund's Rule 12b-1 plans. This expense limitation applies solely to the direct expenses incurred by a Fund and does not apply to or otherwise limit the expenses incurred by any investment company in which a Fund may invest.

         Section 2. PIM may terminate or modify the Expense Limitation only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated from the time this Agreement is executed through August 31, 2005. PIM shall be entitled to modify or terminate the Expense Limitation with respect to any fiscal year that commences subsequent to August 31, 2005 if, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Fund's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Fund's financial statements; provided that this Agreement shall remain in effect at all times until the Fund's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Fund or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

         Section 3. PIM shall keep a record of the amount of expenses for each class of shares that it waived or reimbursed pursuant to Section 1 hereof ("Prior Expenses"). If at any future date the total expenses of the Fund attributable to a class of shares are less than the Expense Limitation applicable at the time such expenses were incurred, PIM shall be entitled to be reimbursed for such Prior Expenses attributable to such class of shares, provided that such reimbursement does not cause the Fund's expenses attributable to such class of shares to exceed the Expense Limitation attributable to such class of shares. If the Fund's expenses with respect to a class of shares subsequently exceed the Expense Limitation, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses shall be resumed to the extent that expenses of that class of shares do not exceed the Expense Limitation (unless previously terminated by PIM), the Expense Limitation shall be applied. Notwithstanding anything in this Section 3 to the contrary, the Fund shall not reimburse PIM for any Prior Expense pursuant to this Section 3 more than three (3) years after the expense was incurred.

         Section 4. It is not intended by PIM or the Fund that the reimbursement agreement in Section 3 shall be an obligation of the Fund unless and until the total expenses of the Fund attributable to a class of shares are less than the Expenses Limitation applicable to such class. PIM understands that such total expenses may never be reduced to such level and there is no assurance that the Prior Expenses shall be reimbursed. In addition, the Fund shall have the right to terminate this Agreement, including its obligation to reimburse Prior Expenses, at any time upon notice to PIM. This Agreement automatically terminates without obligation by the Fund upon termination of the Management Contract between PIM and the Fund.

         Section 5. This Agreement shall be governed by the laws of the State of Delaware.

         In witness whereof, the parties hereto have caused this Agreement to be signed as of the 3rd day of August, 2004.


PIONEER IBBOTSON ASSET ALLOCATION SERIES     PIONEER INVESTMENT MANAGEMENT, INC.



By:   /s/ Osbert M. Hood                     By: /s/ Dorothy E. Bourassa
                        ------------
      Osbert M. Hood                         Dorothy E. Bourassa
      Executive Vice President               Secretary








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Annex A

Pioneer Ibbotson Moderate Allocation Fund
Class A Expense Limit - 0.90% of average daily net assets

Pioneer Ibbotson Growth Allocation Fund
Class A Expense Limit - 0.93% of average daily net assets

Pioneer Ibbotson Aggressive Allocation Fund
Class A Expense Limit - 0.93% of average daily net assets